

February 14, 2014

<u>Via e-mail</u>

John Schaefer
President and Chief Executive Officer
Sportsman's Warehouse Holdings, Inc.
7035 South High Tech Drive
Midvale, Utah 84047

> **Re:** **Sportsman's Warehouse Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 28, 2014**
> **CIK No. 0001132105**

Dear Mr. Schaefer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. We note your response to comment 9 in our letter dated January 10, 2013 and your support materials submitted. It appears that the reason opening stores are "less capital intensive" for you is due in part or in whole to the fact that your competitors choose to construct their stores while you choose to lease yours. Please revise your related disclosures to reflect this aspect of your expansion strategy.

<u>(5) Long-Term Debt, page F-12</u>

2. We have reviewed your response to comment 32 from our letter dated January 10, 2014 and reissue our comment. Please quantify for us your restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and tell

us how you computed the amount. If the restricted net assets exceed 25% of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

Schedule II - Valuation and Qualifying Accounts, page F-20

3. We note your disclosure that the sales return activity represents "the gross margin effect of sales returns during the respective years." Please tell us if you record the reduction in revenues based on the gross profit of the related transactions or based on the total estimated revenue related to estimated returns with a related credit to cost of sales. See ASC 605-15-25-1 and 605-15-45-1.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director